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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12012610

SEC FILE NUMBER
8-68681

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/26/10 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

OPENX MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue, 7th Floor
(No. and Street)

New York	NY	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (212) 509-7800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to OpenX Markets, LLC since inception on July 26, 2010 to December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck
Signature

Financial and Operations Principal
Title

ADINA DAVYDOV
Notary Public, State of New York
No. 01DA6212094
Qualified in Queens County
Commission Expires October 5, 2013

Adina Davydov
Notary Public

STATEMENT OF FINANCIAL CONDITION

OpenX Markets, LLC
(A wholly owned subsidiary of OpenX Holdings, LLC)
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

OpenX Markets, LLC

Statement of Financial Condition

December 31, 2011

Index

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item(g)).
[ ] A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OpenX Markets, LLC

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
OpenX Markets, LLC

We have audited the accompanying statement of financial condition of OpenX Markets, LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of OpenX Markets, LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

OpenX Markets, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	380,972
Prepaid expenses		2,287
Total Assets	$	383,259
Liabilities and member's equity		
Accounts payable and accrued expenses	$	8,500
Payable to affiliate		40,120
Total liabilities		48,620
Member's equity		334,639
Total liabilities and member's equity	$	383,259

The accompanying notes are an integral part of the statement of financial condition.

OpenX Markets, LLC

Notes to Statement of Financial Condition

December 31, 2011

1. Organization

OpenX Markets, LLC (the "Company"), a Delaware limited liability company organized on July 26, 2010, is a wholly-owned subsidiary of OpenX Holdings, LLC. On August 2, 2011 the Company became a registered broker-dealer under the Security Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established to provide services that enable investors to trade U.S. corporate bonds.

2. Significant Accounting Policies

The following is a summary of significant accounting policies:

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of this statement is in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the statement of financial condition. Actual results could differ from these estimates.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity under the Internal Revenue Code and similar state law. Accordingly, the Company's taxable income is reported by its individual member and therefore, no provision for income taxes has been included in the statement of financial condition.

3. Concentration of Credit Risk

Substantially all of the Company's assets including cash deposits are held at its principal bank. Such cash deposits are held in a non-interest bearing account and are fully insured by the FDIC. The Company has not experienced and does not believe that it has any substantial risk with respect to losses in such assets.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operations) and that equity capital may not be withdrawn nor cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $332,000, which was approximately $232,000 in excess of its minimum requirement of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to introducing all transactions with and for customers to a clearing broker on a fully disclosed basis.

5. Related Party Transactions

The Company has an expense sharing agreement with Benchmark Solutions, Inc. (an affiliate under common control) for certain personnel, facilities and general and administrative services including financial, back office support other corporate functions. The outstanding payable allocated to the affiliate per this agreement amounted to $40,120 as of December 31, 2011. The affiliated entity charges the Company on a monthly basis and is reimbursed on a regular basis.

Ernst & Young LLP

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